UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: February 1, 2018

EXHIBIT INDEX

99.1	2018 Business Strategy
99.2	Press Release entitled “CNOOC Limited Announces its 2018 Business Strategy and Development Plan”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2018 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2018.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2018.

The Company’s targeted net production for 2018 is 470 million to 480 million barrels of oil equivalent (BOE)*, of which, production from China and overseas accounts for approximately 64% and 36%, respectively. The Company’s net production for 2017 is expected to be approximately 469 million BOE. The Company’s net production for 2019 and 2020 are estimated to be approximately 485 million BOE and 500 million BOE, respectively.

In 2018, five new projects are expected to come on stream, namely Stampede oil field in the United States as well as Weizhou 6-13 oil field, Penglai 19-3 oil field 1/3/8/9 comprehensive adjustment project, Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields in offshore China. The Company will continue to promote the progress of its major overseas projects.

In 2018, the Company plans to drill 132 exploration wells and acquire approximately 19 thousand square kilometers 3-Dimensional (3D) seismic data.

The Company’s total capital expenditure for 2018 is budgeted at RMB70.0 billion to RMB80.0 billion. The capital expenditures for exploration, development and production account for approximately 18%, 65% and 16%, respectively. The Company will steadily increase reserve and productions levels, continue to reinforce quality and efficiency enhancement, and maintain prudent financial policy and investment decision-making.

* Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 1 February 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces its

2018 Business Strategy and Development Plan

(Hong Kong, February 1, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its business strategy and development plan for the year 2018.

The Company’s net production target for 2018 is 470 million to 480 million barrels of oil equivalent (BOE), of which, production from China and overseas accounts for approximately 64% and 36%, respectively. The Company’s net production for 2017 is expected to be approximately 469 million BOE. The Company’s net production for 2019 and 2020 are estimated to be approximately 485 million BOE and 500 million BOE, respectively.

In 2018, five new projects are expected to come on stream, namely Stampede oil field in the United States as well as Weizhou 6-13 oil field, Penglai 19-3 oil field 1/3/8/9 comprehensive adjustment project, Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields in offshore China. The Company will continue to promote the progress of its major overseas projects.

In 2018, the Company plans to drill 132 exploration wells and acquire approximately 19 thousand square kilometers 3-Dimensional (3D) seismic data.

Total capital expenditure for the Company in 2018 is budgeted at RMB70.0 billion to RMB80.0 billion. The capital expenditures for exploration, development and production account for approximately 18%, 65% and 16%, respectively.

Mr. Xie Weizhi, CFO of the Company, said: “The Company will maintain prudent financial policy and investment decision-making. We will continue to reinforce quality and efficiency enhancements to continuously improve the Company’s core competitiveness.”

Mr. Yuan Guangyu, CEO of the Company, said: “In 2018, the Company endeavors to strengthen innovation and technology-driven philosophy. Meanwhile, we will continue to pursue a sustainable and environmentally friendly development model while increasing oil and gas production and reserves, in order to deliver improved shareholder returns.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Liu Jing

Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: liujing1@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax: +852-2576 1990

E-mail: cnooc@hkstrategies.com